SUBSCRIPTION AGREEMENT

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SECURITIES AND EXCHANGE COMMISSION") NOR THE ATTORNEY GENERAL OF THE STATE OF NEW YORK OR ANY OTHER REGULATORY AGENCY OF NEW YORK STATE OR ANY OTHER STATE HAS PASSED ON THE MERITS OF THE OFFERING TO WHICH THIS SUBSCRIPTION AGREEMENT PERTAINS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION. THE LIMITED LIABILITY COMPANY INTERESTS WHICH ARE THE SUBJECT OF THIS AGREEMENT ARE NOT NOW REGISTERED NOR WILL THEY BE REGISTERED WITH THE SECURITIES EXCHANGE COMMISSION OR ANY STATE REGULATORY AGENCY. THEY MAY BE ACQUIRED ONLY FOR THE PURCHASER'S OWN ACCOUNT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE. THEY MAY NOT BE MADE SUBJECT TO A SECURITY INTEREST, PLEDGED, OR OTHERWISE DISPOSED OF OR TRANSFERRED WITHOUT THE WRITTEN APPROVAL OF THE COMPANY. RESALE OR TRANSFER OF THESE LIMITED LIABILITY COMPANY INTERESTS ARE RESTRICTED AND THE MANAGING MEMBERS SHALL HAVE NO OBLIGATION TO CONSENT TO ANY SALE, TRANSFER OR ASSIGNMENT NOR TO REGISTER THE LIMITED LIABILITY COMPANY INTERESTS UNDER THE SECURITIES ACT OF 1933 OR UNDER THE LAWS OF ANY STATE.

MARILYN EXPOSED PRODUCTIONS, LLC

SUBSCRIPTION AGREEMENT

TO: MARILYN EXPOSED PRODUCTIONS, LLC:

1. ***Subscription***.

(a) The undersigned understands that Marilyn Exposed Productions, LLC, a New York Limited Liability Company (the "***Company***"), is conducting an offering (the "***Offering***") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder. I hereby subscribe for and agree to purchase the Limited Liability Company Interests in MARILYN EXPOSED PRODUCTIONS, LLC indicated at the end of this Subscription Agreement, on such terms and conditions as set forth in this Subscription Agreement and in the MARILYN EXPOSED PRODUCTIONS, LLC Operating Agreement (the "Company Operating Agreement"). Limited Liability Company Interests are being sold in Units of one hundred dollars ($100.00 U. S. Dollars). This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "***Portal***") website, as the same may be amended from time to time (the "***Form C***") and the Offering Statement, which is included therein (the "***Offering Statement***"). I agree to deliver to a Managing Member or to the Company a wire transfer of immediately available funds or other means approved by the Company, processed through the Portal's qualified third-party, in the amount stated on the signature page below as and for my contribution to the capital of the Company ("Capital Contribution").

(b) I agree that the delivery of my executed Company Operating

Agreement, executed Subscription Agreement, and Capital Contribution to a Managing Member or the Company's offices located at 721 Union Street, Ste 4R, Brooklyn, NY 11215 will constitute an offer to subscribe to the Limited Liability Interests of the Company which may or may not be accepted by the Managing Members.

(c) I understand that the proceeds of my wire transfer will be returned to me, with no interest earned thereon, if any, if my subscription is not accepted, or if the Offering is terminated.

2. ***Subscriber Representations and Warranties***.

I hereby represent and warrant to the Managing Members and the Company as follows, with full knowledge that all such parties intend to rely on said representations and warranties:

(a) I hereby acknowledge and understand that the Offering is made pursuant to Section 4(a)(6) and Regulation Crowdfunding of the Securities Act of 1933, and that the Limited Liability Company Interests for sale are not now registered and will not be registered with the Securities and Exchange Commission or any other state securities regulatory agency.

(b) I am a bona fide resident of the state set forth in my Wefunder account; the address set forth is my true and correct residence address; and I am legally empowered to enter into binding contracts pursuant to the laws of such state.

(c) I am at least eighteen (18) years of age and am acquiring Limited Liability Company Interests in good faith solely for my own personal account, for investment purposes only, and not with a view to or for the resale, or the distribution, subdivision or fractionalization thereof.

(d) I have carefully read and understand this Subscription Agreement and the Company Operating Agreement and I understand that (i) the Limited Liability Company Interests are speculative investments which involve a high degree of risk of loss, and that purchasers of such interests may well lose all or a substantial part of their investment; and (ii) there are substantial restrictions on the transferability of, and there will be no public market for, the interests in the Company, and accordingly, it may not be possible for me to liquidate my interests or for the Company to liquidate its assets in case of emergency or otherwise.

(e) I agree that I will not sell or offer to sell or transfer my Limited Liability Company Interests or any part thereof without the prior written consent of the Managing Members, which may be withheld for any reason.

(f) I have knowledge and experience in financial and business matters involving investments in entities similar to the Company, and I am capable of evaluating the merits and risks of investing in the Company.

(g) I acknowledge that the Managing Members has offered me access to all available information concerning the Company and the Offering and that any requests for such information have been fully complied with by the Managing Members.

(h) In making my investment decision, I have relied solely upon independent investigations made by me or my representative(s), including my own professional tax, legal, financial and other advisors, and understand that the tax consequences to me of my investment will depend in part on my individual circumstances. I am not relying on the Company or the Managing Members with respect to individual and Company tax and other economic considerations involved in

this investment.

(i) No representations or warranties, other than as set forth in the Company Agreement have been made to me by the Company, the Managing Members, or any officer, employee, agent or affiliate of the Managing Members.

(j) I am aware that the Managing Members and/or its principals or affiliated entities are presently, and may in the future be, engaged in business which are competitive with that of the Company, and I agree and consent to such activities, even though there are conflicts of interest inherent therein. I hereby acknowledge that the Managing Members and its principals and affiliates may now or hereafter engage in businesses which provide goods and/or services to the Company, for which it will be entitled to separate compensation, in which neither the Company nor the Investor Non-Managing Members shall share, and I expressly consent to such activities.

(k) I presently have sufficient cash readily available to me to satisfy all of my current cash requirements and possible contingent liabilities, and I reasonably anticipate that I will have sufficient cash readily available to me to satisfy all of my future cash requirements and possible contingent liabilities for the foreseeable future.

(l) I have no investments or contingent liabilities, and am aware of no other circumstances, which I reasonably anticipate might cause the need for sudden cash requirements in excess of the cash readily available to me.

(m) I will suffer no material adverse change in my financial condition if I lose my entire investment in the Company. I AM PRESENTLY CAPABLE OF BEARING THE SUBSTANTIAL ECONOMIC RISKS OF INVESTMENT IN THE COMPANY, INCLUDING THE POSSIBLE TOTAL LOSS OF MY CAPITAL CONTRIBUTION, I REASONABLY ANTICIPATE THAT I WILL CONTINUE TO BE CAPABLE OF BEARING THOSE RISKS, AND I AM AWARE OF NO ADDITIONAL INFORMATION THAT WOULD ADVERSELY AFFECT MY SUITABILITY AS A INVESTOR NON-MANAGING MEMBER IN THE COMPANY.

(n) If I am a corporation, Company, trust or other entity, I am duly formed and validly existing under applicable state laws and have full power and authority to invest in the Company, and I have not been formed for the purpose of purchasing limited Company interests in the Company. The person signing this Subscription Agreement and the Company Operating Agreement has been duly authorized to do so on behalf of the entity.

(o) I agree to notify the Managing Members of any adverse changes, which may occur prior to my admission to the Company.

3. ***Subscription Irrevocable by Subscriber but Subject to Acceptance or Rejection by Managing Members***.

(a) This Subscription Agreement is not, and shall not be, revocable by me. I intend to be legally bound by this Subscription Agreement.

(b) The Managing Members, in their sole discretion, have the right to accept or reject this subscription, in whole or in part.

(c) On acceptance of this subscription by the Managing Members of the Company, I shall become an Investor Non-Managing Member in the Company and bound by the Company Operating Agreement, and I shall not have the right to withdraw my capital contribution.

4. ***Limited Liability Company Interests are Unregistered Securities***.

I understand and acknowledge that the Offering to which I am subscribing hereunder is made pursuant to Section 4(a)(6) and Regulation Crowdfunding of the Securities Act of 1933 and has not been reviewed by the Securities and Exchange Commission or any other state securities regulatory agency. I hereby acknowledge and understand that the Limited Liability Company Interests for sale are not now registered and will not be registered with the Securities and Exchange Commission or any other state securities regulatory agency.

5. ***Power of Attorney***.

To facilitate my admission as a Investor Non-Managing Member in the Company and to facilitate the operation of the Company and the conduct of its affairs:

I hereby irrevocably make, constitute and appoint the Managing Members of the Company, and each such person or entity that is a Managing Members, and if any such entity is a corporation, the President, any Vice President, Secretary, Treasurer, Assistant Secretary and Assistant Treasurer of such corporation, in each case with full power of substitution, as my true and lawful attorneys-in-fact and in my name, place and stead to make, execute, sign, acknowledge, publish and file on behalf of me and on behalf of the Company:

(a) The Company Operating Agreement and any amendments or modifications thereto made in accordance with the terms thereof.

(b) Any Certificate of Limited Liability Company and any amendments or modifications thereto made in accordance with the terms thereof as required under the laws of the State of New York.

(c) All papers which may be necessary or desirable to qualify the Company in any other state or county.

(d) All papers which may be required to effectuate the dissolution of the Company after its termination.

(e) All such other instruments, documents and certificates which may from time to time be required or permitted by the laws of the United States, any states, or any political subdivision of any of the foregoing, to effectuate, implement, continue and defend the valid and subsisting existence, rights and property of the Company as a Limited Liability Company and its power to carry out its purposes as set forth in the Company Agreement.

This power of attorney shall be deemed to be a power coupled with an interest in recognition of the fact that each of the Investor Non-Managing Members will be relying on the power of the Managing Members, including each officer thereof, to act on behalf of the Company as contemplated by the Company Agreement. It shall survive and not be affected by my death, bankruptcy, disability or dissolution; may be exercised by the Managing Members or any constituent thereof or the aforesaid officers

by executing, as attorney-in-fact for me, an instrument listing me as a Investor Non-Managing Member; and shall survive the delivery of my assignment or transfer of any portion of my interest.

I hereby agree to be bound by all of the representations of the Managing Members as my attorney-in-fact and waive any and all defenses which may be available to me to consent, negate or disaffirm this power of attorney, and hereby ratify and confirm all acts which said attorney-in-fact may take as attorney-in-fact hereunder in all respects as though performed by me.

6. ***Agreement to Indemnify and Hold The Company Harmless***.

If I breach any agreement, representation or warranty I have made in this Subscription Agreement or any other document furnished by me in connection with my purchase of interests in the Company, I agree to indemnify and hold harmless the Company and the Managing Members and each of the persons constituting them, together with its officers, directors, agents and employees, from and against any claim, liability, loss, damage or expense (including attorneys' fees and other costs or investigation and litigating claims) caused, directly or indirectly, by my breach.

7. ***Miscellaneous***.

This Subscription Agreement is not transferable or assignable by me. If I am more than one person, all my obligations shall be joint and several and the representations, warranties, and agreements herein contained shall be deemed to be made by and be binding upon me and each such other person and that my and that such other person's respective heirs, executors, and administrators, successors, and permitted assigns. Capitalized and other terms used but not otherwise defined shall have the meanings ascribed to them in the Company Operating Agreement. Captions and titles are for convenience only. Persons shall refer to natural persons or other legal entities, as the context requires. Pronouns and variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the context may require. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and fully performed in said State, without regard to the principle of conflict of laws.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Capital Contribution: $[AMOUNT]

COMPANY:

Marilyn Exposed Productions LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT A: LLC OPERATING AGREEMENT

MARILYN EXPOSED PRODUCTIONS LLC OPERATING AGREEMENT

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT is made in the City of New York, State of New York, and is effective as of October 1, 2023 between and among the parties signatory hereto.

W I T N E S S E T H:

1. THE COMPANY, PURPOSE.

1.1 The parties hereto (sometimes hereinafter jointly and severally referred to as the "Managing Members") hereby form a Limited Liability Company under Section 203 of the Limited Liability Company Law of the State of New York (the "Company"), for the sole purpose of conducting in New York City and elsewhere in and outside the United States, its territories and possessions, Canada, the United Kingdom, Australia, and New Zealand the business of theatrical producers in connection with the musical stage play entitled "Marilyn Exposed" aka "Marilyn Naked" ("the Play"), book written by Cornell Christianson, music and lyrics written and composed by Beth Lawrence and Norman Thalheimer (collectively, the "Author").

1.2 Unless otherwise agreed to in writing by all of the parties hereto, the Company's business activities shall be limited to the management, production, and presentation of the Play and exploitation of such other rights in the Play as owned or controlled by the Company pursuant to the Option Agreement entered into with the Author of the Play on or about August 1, 2023 (See Paragraph 25 Option Agreement with Author.)

1.3 The Managing Members (as defined below) agree that upon the formation of the Company on or about February 2, 2019, the Company, shall assume all of the rights and obligations of the Managing Members pursuant to any written executed agreements, by them. The Managing Members further agree that all other rights acquired or which may be acquired relating to the Play by them, and the benefit of all services rendered or to be rendered in connection therewith subject to Paragraph 15.1 shall belong to and be held in the name of the Company.

1.4 Without derogating from anything contained herein, all decisions with respect to presentations of the Play shall be governed by the Managing Members (as hereinafter defined) and decisions by the Managing Members shall be decided by majority rule as determined in accord with the Managing Members' voting rights set forth in Paragraph 2.1.

2. THE MEMBERS OF THE COMPANY. The members of the Company shall be the Managing Members and the Investor Non-Managing Members (collectively "Members"):

2.1 The Managing Members shall be: Cornell Christianson ("Christianson") and John Lant ("Lant") (collectively "Managing Members).

2.2 Membership Units. The Company is authorized to issue a total of 2,480 Membership Units consisting of two classes, including 1,240 Managing Membership Units and 1,240 Investor Non-Managing Membership Units.

Ownership of Membership Units as of date of this Agreement:

Cornell Christianson	620 Units	Managing Membership Units
John Lant	620 Units	Managing Membership Units
Authorized to sell	1,240 Units	Investor Non-Managing Membership Units

2.3 Voting Rights. Investor Non-Managing Members shall take no part whatever in the control, management, direction or operation of the Company's affairs and shall have no power to bind the Company. The Managing Members may at time to time seek advice from Investor Non-Managing Members, but they need not accept such advice, and at all times the Managing Members shall have the exclusive right to control and manage the Company.

2.4 The Managing Members shall also be the Producers of the Play. As compensation for their services as Producers of the Play, Messrs. Christianson and Lant, will be entitled to receive, with respect to the Off-Broadway Production of the Play in New York City, a Producers' Management Fee equal to three percent (3%) of Gross Weekly Box Office Receipts for each week of the Off-Broadway Production's run, the payment of which shall be distributed in shared in equal amounts to them. It is anticipated that a Producers' Management Fee, within customary industry parameters, will be charged with each subsequent production of the Play.

2.5 The Investor Non-Managing Members of the Company (the "Investor Non-Managing Members") shall be all of the parties signing hereto as Investor Non-Managing Members. A Managing Member may also be a Non-Managing Member upon the purchase of Units of the Company or the election by a Managing Member to convert monies into a capital contribution for which the Managing Member is entitled to reimbursement.

2.6 The Managing Members shall have the right to admit additional Managing Members and Investor Non-Managing Members, and/or permit Investor Non-Managing Members to increase their respective interests in the Company without obtaining the consent of any Investor Non-Managing Member, until the Company has investments in the amount of the Total Capitalization. As set forth in Paragraph 5.3 and Paragraph 5.4, and subject to the restrictions therein, Investor Non-Managing Members' interests may not be assigned nor any part thereof in the Company, without the written consent of the Managing Members, nor may there be substitutions of Investor Non-Managing Members without the written consent of the Managing Members.

2.7 Producer's credit shall be given to the Managing Members as follows and in this order: John Lant, Cornell Christianson, and thereafter to any other Managing Members and/or such other person(s) or entity(ies) as the Managing Members may authorize.

2.8 Associate Producer's credit of the Play in New York City shall be given to such person(s) or entity(ies) as the Managing Members may authorize.

3. <u>NAME, OFFICE LOCATION.</u>

3.1 The Company shall be conducted under the name of Marilyn Exposed Productions LLC.

3.2 The location of the office of the Company shall be 721 Union Street Suite 4R, Brooklyn, NY 11215 (or at such other office as the Managing Members(s) shall elect). Until further notice, said address is the place to which the Secretary of State shall mail a copy of any process served on it as an agent of the Company and to which all mail shall be sent to the Company. The Managing Members shall notify the Investor Non-Managing Members in writing of any change in location of the office of the Company.

4. ORGANIZATION, TERMINATION OF THE OFFERING, TERMINATION AND DISSOLUTION.

4.1. The Company commenced on or about February 2, 2019 upon the filing of the Paragraphs of Organization and Certificate of Limited Liability Company in the Department of State, Division of Corporations, State Records, of the State of New York.

4.2 The aggregate capital contributions of the Investor Non-Managing Members shall be a minimum of fifty thousand dollars ($50,000.00 U. S. Dollars) ("Minimum Capitalization") and, in the event the Managing Members elect, in their sole discretion, to continue to obtain additional capital contributions, up to an aggregate amount of one hundred thousand dollars ($124,000.00 U. S. Dollars) ("Total Capitalization"). The Managing Members shall terminate the Offering if Minimum Capitalization has not been raised by September 1, 2025, unless the Offering is extended by the Managing Members.

4.2 The Company shall terminate upon *January 1, 2070* or the sooner occurrence of any of the following: (i) the Bankruptcy, death, insanity or resignation of an individual Managing Member and the dissolution, cessation of business or Bankruptcy of the corporate Managing Member, if any; (ii) a date fixed by the Managing Member after abandonment of all further Company activities; or (iii) any other event causing the dissolution of the Company under the laws of the State of New York. Notwithstanding the foregoing, the Company shall not be dissolved upon the occurrence of the Bankruptcy, death, dissolution or withdrawal or adjudication of incompetence of a Managing Member if any of the remaining Persons constituting the Managing Member elects in writing within thirty (30) days after such an event to continue the business of the Company.

4. On the termination of the Company, the assets of the Company shall be liquidated by the Managing Members as liquidating trustee, as provided for in this Agreement.

4.5 Dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until Articles of Dissolution shall be filed in the State of *New York,* and the assets of the Company shall have been distributed as provided herein. Notwithstanding the dissolution of the Company, prior to the termination of the Company the business of the Company shall continue to be governed by this Agreement.

5. SUCCESSORS IN INTEREST, RESTRICTIONS ON TRANSFER.

5.1 If a Investor Non-Managing Members shall die, his/her executors or administrators, or if he shall become insane, his/her committee or other representative, shall have the same rights that said Investor Non-Managing Members would have had if he had not died or become insane, and the share of such Investor

Non-Managing Members in the assets of the Company shall, until the termination of the Company, be subject to all of the terms and conditions of this Agreement as if such Investor Non-Managing Members had not died or become insane. None of said executors or administrators, however, shall become a Investor Non-Managing Members unless so agreed to in writing by the Managing Members, which it is not obligated to do.

5.2 If a Investor Non-Managing Members shall have been adjudicated a bankrupt or insolvent, either voluntarily or involuntarily, the trustee or receiver thereof shall have the same rights that said Investor Non-Managing Members would have had had he not been adjudicated bankrupt or insolvent, and the share of such Investor Non- Managing Members in the assets of the Company shall be subject, until the termination of the Company, to all the terms and conditions of this Agreement, as if such Investor Non-Managing Members had not been adjudicated bankrupt or insolvent. Such trustee or receiver, however, shall not become an Investor Non- Managing Members unless so agreed to in writing by the Managing Members, which it is not obligated to do.

5.3 The Company shall not be bound by any assignment of all or any portion of the interest of by an Investor Non-Managing Members unless the Managing Members consents thereto in writing. In addition, notwithstanding any such written consent by the Managing Members to any such assignment, no assignee of all or any portion of the interest of a Investor Non-Managing Member shall have the right to become a substituted Investor Non-Managing Member in place of his/her assignor unless the Managing Members consents thereto in writing. The Managing Members will not be obligated to give any consent to any such substitution, nor will they be obligated to consent to the assignment of all or any portion of the interest of a Investor Non-Managing Member, and if consent is granted in one instance, it shall not operate to prevent the Managing Members from withholding consent to any other assignment or substitution.

5.4 The Managing Members' written consent is required before anyone can be substituted as a Member of the Company. Such consent may be withheld for any reason whatsoever.

6. <u>THE CAPITAL OF THE COMPANY.</u>

6.1 Each of the parties signatory hereto as a Investor Non-Managing Members shall contribute to the capital of the Company, in the respective sum set forth opposite the party's signature below, payable upon delivery of this executed Agreement, completed and executed Subscription Agreement, and the Investor Questionnaire (if requested) to a Managing Member or to the Company but, as provided in Paragraph 13 below, shall be held in a special bank account in trust.

6.2 Capitalization of the Company, in the amount necessary for Total Capitalization or of such lesser amount as the Managing Members may elect, as set forth in Paragraph 4.2 above, but no less than the Minimum Capitalization shall comprise the "Original Capital" of the Company; Investor Non-Managing Members shall contribute to the capitalization of the Company and their aggregate capital contributions shall comprise the Original Capital of the Company subject to:

6.2(a) the Managing Members right to add additional Investor Non-Managing Members until Total Capitalization is reached as set forth in Paragraph 2.4 and subject to the restrictions of Paragraph 5.3 and Paragraph 5.4.

6.3 Upon Minimum Capitalization, the Managing Members may or may not use the capital contributions of the Investor Non-Managing members to commence the production activities, including but not limited to the payment of Production expenses, Running Expenses, Other Expenses, advances and loans, and to establish the Reserve Fund, or any other cash reserve.

6.4 The Managing Members are not required to make any capital contributions to the Company's Original Capital to receive the fifty percent (50%) of the Adjusted Net Profits allocated to the Managing Members as provided for in Paragraph 8 below. Notwithstanding the foregoing, the Managing Members may elect to contribute capital to the Company. Each contributing Managing Members will execute the Certificate of Limited Company of the Company solely as a Managing Members and shall otherwise, for purposes of be treated as an Investor Non-Managing Members of the Company with respect to his/her entire interest therein; provided, however, that such Managing Members shall with respect to such contribution, be treated as a Investor Non-Managing Members for purposes of Paragraph 7.2(d) below, as well as Paragraphs 8, 9, 10, 11 and 12.

6.5 Upon Minimum Capitalization, at their sole discretion, the Managing Members may or may not commence the business of the Company and activities to produce the Play and may or may not use the capital contributions to pay Production Expenses, Running Expenses, and/or Other Expenses.

6.6 Offers to subscribe to Limited Liability Company Interests are subject to acceptance by the Managing Members. As used in this Agreement: (i) the term "capital contributions" of Investor Non-Managing Members shall mean the amounts which the Investor Non-Managing Members shall have contributed as set forth opposite their signatures below; and (ii) the term "aggregate limited contributions" shall mean the aggregate of said contributions of the Investor Non-Managing Members.

6.7 Any monies expended by the Managing Members prior to the contribution of the Original Capital for items which, if incurred by the Company, would constitute Production Expenses, Running Expenses or Other Expenses, as hereinafter defined, shall be deemed to be capital contributions by said Managing Member to the Original Capital, if said Managing Member elects not to have such monies reimbursed to it.

6.8 If the Managing Members believes that additional funds are necessary for the carrying on of Company affairs, they shall have the right, in its sole discretion, to advance or to cause to be advanced or to borrow in the Company's name the amount which it deems necessary, on such terms (including interest, with respect to loans or advances from parties other than the Managing Members) as it in its sole discretion shall determine. The money so advanced or caused to be advanced, or borrowed (including that advanced or loaned by the Managing Members) (herein referred to as "Advances and Loans"), together with interest payable to parties other than the Managing Members, shall be repaid before any of the capital contributions are repaid to any of the Investor Non-Managing Members as set forth in Paragraph 7.2(b).

6.9 Without limiting the provisions of Paragraph 6.6 above and subject to the specific terms of Paragraph 8.3 and Paragraph 8.4, Managing Members have the right for any reason whatsoever to pay to individual investors, persons rendering services to the Company, persons furnishing Advances and Loans as set forth in Paragraph 6 above and any other party or parties, an additional participation in Adjusted Net Profits of the Company (as said term is defined in Paragraph 8 1(b) below), solely from the Managing Members' share of Adjusted Net Profits of the Company.

6.10 Notwithstanding anything contained herein, the Managing Members may in their discretion accept non-equity capital contributions and/or funding in the form of cash payments or goods or services rendered from sponsors, which would have the effect of reducing the amount of capitalization of the Company to possibly below the Minimum Capitalization.

6.11 The Company may accept as capital contributions cash, property, or services rendered or promissory notes or other obligation to contribute cash or property or to render services and in the form of bonds or guarantees as may be required by the Actors' Equity Association, theatres and other unions or organizations. Investor Non-Managing Members who contribute guarantees or bonds will receive the Limited Liability Company Interest allocable to the amount of bonds or guarantees contributed. Furthermore, as set forth by Paragraph 7.2, such Investor Non- Managing Members shall have the right to be reimbursed in full prior to the return of capital contributions to other Investor Non-Managing Members as the bonds or guarantees will be deemed a Production Expense under Paragraph 7.1. The security instruments underlying such bonds or guarantees will be returned to the contributors only after the Company has sufficient Gross Receipts to make payment to such theatre or union of cash in the amount of the bond or guaranty. Gross Receipts will be paid to the theatre or union to release such bond or guaranty prior to the payments to the Investor Non-Managing Members for the return of capital contribution or payment of Adjusted Net Profits (as said term is defined in Paragraph 8 1(b)).

7. DISTRIBUTION OF COMPANY RECEIPTS PRIOR TO RECOUPMENT OF ORIGINAL CAPITAL.

7.1 For the purposes of this Agreement, the following terms shall have the below meanings:

> 7.1(a) The term "Gross Receipts" shall be deemed to mean all sums derived by and belonging to the Company from any and all sources, including, without limitation, (i) from its stage presentations of the Play, (ii) from the disposition or exploitation of any of its rights in the Play, (iii) from the disposition of its physical assets acquired with funds of the Company, and (iv) interest, if any, on the aforesaid sums.
>
> 7.1(b) The term "Production Expenses" shall be deemed to mean the total expenses, charges and disbursements of whatever kind incurred by the Company in connection with the production of the Play prior to the opening of the Off-Broadway production including the presentation(s), if any, of showcase, and/or regional production(s) of the Play prior thereto, or in connection with other presentations of the Play produced by the Company using funds accumulated in the ReserveFund (as defined below), including without limitation, fees, advances and/or other compensation of the Authors,

director, designers, cast, general manager, company manager, business manager, theater party representatives, production assistants and production secretaries (none of which parties before referred to need render its services exclusively in connection with the Play); cost of sets, curtains, drapes, costumes, properties, furnishings, electrical and sound equipment, rentals, bonds and guarantees, insurance premiums, cash deposits with Actors Equity Association or other similar organizations to which such deposits may be required to be made, rehearsal salaries, charges and expenses, transportation charges, office facilities furnished by the Managing Members, legal and auditing expenses, advance publicity, theater costs and expenses, preliminary advertising, post-opening advertising, taxes of whatsoever kind or nature other than income taxes of any of the individual Partners; expenses for replacement or substitution of any of the foregoing personnel and items; and any and all other expenses customarily included in the term "Production Expenses" in the theatrical industry. The Managing Members has heretofore incurred or paid, and may hereafter continue to incur or pay, certain pre- production or production expenses and the Managing Members may either elect to be reimbursed as provided in Paragraph 15 for the expenses so paid by it individually, or to cause the amount of such Production Expenses to be converted into a capital contribution in the Company computed as set forth in Paragraph 6.

7.1(c) The term "Running Expenses" shall be deemed to mean all expenses, charges and disbursements of whatsoever kind actually incurred as running expenses of the Play, including, without limitation, percentage royalties payable to the Author, director, to the Managing Members as a producer's management fee and other parties; salaries and other compensation of cast, designers, stage managers, general manager, company manager, business manager, theater party representatives, production associates, production assistants, production secretaries (none of which parties before referred to need render its services exclusively in connection with the Play), production supervisor and stage hands; theater costs and expenses, theater rentals, transportation charges, office facilities, insurance, legal and auditing expenses, advertising, publicity and promotion expenses (including the right to engage an advertising agency at the usual commission and to contract for additional payments for merchandising, exploitation, sales promotion and publicity), commissions paid to theater party agents, brokers, telephone sales and credit card companies, Telecharge and similar types of organizations, rentals of equipment, lighting, props and other Paragraphs from parties (including the General or Investor Non-Managing Members of the Company), miscellaneous supplies, taxes of whatsoever kind or nature, other than income taxes of the individual Partners, and any and all other expenses usually included in the term "Running Expenses." The term "Running Expenses" shall also include any portion of the gross weekly box office receipts or Gross Receipts of the Company payable to any other person or firm rendering or furnishing services or materials or granting rights to be used by the Company in or in connection with the production or presentation of the Play or the exploitation of any of the rights therein.

7.1(d) The term "Other Expenses" shall be deemed to mean all expenses of whatsoever kind or nature, other than those referred to in Paragraphs 7.1(a) and 7.1(b) above incurred in or in connection with or by reason of the operation of the business of the Company, including, without limitation,

commissions paid to agents, monies paid or payable in connection with claims for plagiarism, libel, negligence, and other claims of a similar or dissimilar nature, and taxes of whatsoever kind or nature (other than income taxes of the individual Partners).

7.2 Gross Receipts shall be applied as follows and in the following order of priority:

7.2(a) First, to the payment of the Production Expenses (exclusive of bonds, deposits, and other recoverables), Running Expenses and Other Expenses, in the order and on the basis as the Managing Members in their sole discretion shall determine;

7.2(b) Second, to the repayment of any Advances and or Loans to the Company, plus any interest thereon;

7.2(c) Third, to the establishment of a reserve (the "Reserve Fund"), and any other cash reserve, in the amounts of which shall be determined by the Managing Members in their sole discretion from time to time, for anticipated debts, liabilities, expenses and working capital (plus the amount of any bonds, deposits, and other recoverables), the remainder of which reserves shall be distributed upon the termination and liquidation of the Company as described in Paragraph 10;

7.2(d) Fourth, until such time as an aggregate amount equal to the Original Capital has been distributed, or is available for distribution, to the Investor Non-Managing Members (referred to herein as "Recoupment"), the remaining Gross Receipts, if any, shall then be applied 100% to the Investor Non- Managing Members as a repayment of the Original Capital, which amount shall be repaid at least semi-annually with a statement of operation to each Investor Non-Managing Members pro rata in the same proportion as his/her Units bear to the aggregate Investor Non-Managing Membership Units;

7.2(e) Fifth, after Recoupment, such remaining Gross Receipts, if any, shall be deemed "Net Profits" and shall be distributed pursuant to Paragraph 8 1(a).

7.2(f) Gross Receipts, Production, Running and Other Expenses, and Recoupment shall be calculated on a company-by-company basis.

8. <u>DISTRIBUTION OF COMPANY RECEIPTS AFTER RECOUPMENT. Following</u> Recoupment, Gross Receipts shall be applied and distributed as follows:

8.1 First, to such persons, if any, who, in the sole discretion of the Managing Members has agreed to provide rights or services to the Company for compensation to be based, in whole or in part, on a share of Net Profits. There are currently no Net Profits participants.

8.2 The remainder of such Gross Receipts, if any, shall be deemed "Adjusted Net Profits" of the Company, and, shall be applied at least on an annual basis as follows:

8.3 An amount equal to fifty percent (50%) of Adjusted Net Profits shall be divided among the Investor Non-Managing Members with each Investor Non-Managing Members receiving that portion thereof as his/her Units bear to the aggregate Investor Non-Managing Membership Units; and an amount equal to fifty percent

(50%) of the Adjusted Net Profits shall be paid to the Managing Members with each Managing Member receiving that portion thereof proportionate to his/her Units in the Company.

8.4 The Managing Members retain the right to pay to any person or entity (including, without limitation, any Investor Non-Managing Members or any person providing loans to the Company or any person providing services or assistance to the Managing Members or the Company or "Finder's Fee" to those who assist in securing capital contributions for the Company) any share of the Managing Members share of Adjusted Net Profits for any reason whatsoever subject to the following:

8.4(a) Managing Members may not receive a Finder's Fee for any capital contribution that they secured for any production of the Play.

8.5 In the event there are any inconsistencies between the provisions of this Paragraph and the provisions of Paragraphs 11 and 12 hereof, said latter provisions shall prevail.

8.6 By executing this Agreement, the Investor Non-Managing Members agree that no representation has been made that any distribution of Gross Receipts will be made or, if made, will be continued for any period of time whatsoever, and that the Investor Non-Managing Members have not relied upon the ability of the Company to make any such distributions in entering into this Agreement.

9. **LOSSES**, **LIMITED LIABILITY OF MEMBERS**. Losses of the Company shall be deemed "Adjusted Net Loss" and shall be borne as follows:

9.1 Until Adjusted Net Profits of the Company shall have been earned, losses suffered and incurred by the Company, up to but not exceeding the amount of the Original Capital shall be borne entirely by the Investor Non-Managing Members in proportion to their Units in the Company.

After Adjusted Net Profits of the Company shall have been earned, then, to the extent of such Adjusted Net Profits of the Company, the Managing Members and Investor Non-Managing Members shall share such Adjusted Net losses pro rata in the same percentages as they are entitled to share in Adjusted Net Profits of the Company pursuant to the provisions of Paragraph 8.3.

9.2 No Member of the Company shall be personally liable for any debts, obligations or losses of the Company in any event, except to the extent of the capital contribution of said Investor Non-Managing Members hereunder and share of undistributed Adjusted Net Profits. The provisions of this Paragraph 9 shall not affect the obligations of the Members set forth in Paragraph 10 to return capital contributions or Adjusted Net Profits of the Company theretofore paid to them.

9.3 In the event there is any inconsistency between the provisions of this subparagraph and the provisions of Paragraphs 11 and 12, then Paragraph 11 and Paragraph 12 shall prevail.

10. <u>ABOUT DISTRIBUTIONS.</u>

10.1 Payments to Members pursuant to Paragraphs 7.2(d) and Paragraphs 8.3 above shall be made no less than on a semi-annual basis. In the sole discretion of the Managing Members, reasonable reserves may be made for the payment of Company debts, liabilities, taxes, expenses and working capital generally, as noted above in Paragraph 7.2(c), before making any distribution to the Members. All such cash in excess of the Reserve Fund shall be distributed as provided for in Paragraph 12

10.2 Subject to the provisions of Paragraph 11, if, upon the termination of the Company, the Reserve Fund so accumulated shall not have been fully used, the amount thereof remaining shall be distributed as provided for in this Agreement.

10.3 If upon the termination of the Company, the aggregate capital contributions shall not have been fully repaid to the Investor Non-Managing Members, such unpaid contributions shall be repaid upon the termination of the Company, with interest, if any and subject to Paragraph 17.2, or as soon thereafter as the necessary cash is realized from the liquidation of its assets; but only, however, if at such time all of the debts, liabilities, taxes and contingent liabilities of the Company shall have been fully paid or provided for. In the event the available cash for the repayment of said capital contributions is not sufficient to pay same in full, each Investor Non-Managing Members shall receive that proportion of the available cash as the amount of his/her contribution bears to the aggregate limited contributions.

10.4 Upon the permanent closing of the Company or (if there be more than one) of all companies presenting the Play under the management of the Company and the abandonment of further intention of producing the Play, or upon the termination of the term of the Company pursuant to any of the other provisions of this Agreement, the assets of the Company shall be liquidated by the Managing Members, or the remaining Managing Members(s), as liquidating trustee(s), and the cash proceeds shall be applied as follows and in the following order of priority:

> 10.4(a) To the payment of all debts, taxes, obligations and liabilities of the Company, and the necessary expenses of liquidation. Where there is a contingent debt, obligation or liability, a reserve shall be set up to meet same, and if and when said contingency shall cease to exist, the remaining monies, if any, in said reserve shall be distributed as herein provided for in this Paragraph 10; and
>
> 10.4(b). As provided for in Paragraph 12.

10.5 In liquidating the assets of the Company, all physical assets of a saleable value shall be sold at public or private sale, as the Managing Members deems advisable, at such price and terms as the Managing Members, in good faith, deem fair and equitable. Only physical assets need be sold. However, if, the Managing Members deem it advisable to sell the Company's rights under its various contracts, then if at least sixty percent (60%) in financial interests of the Investor Non-Managing Members so agree, the Managing Members shall have the right to sell the Company's said rights to any party or parties it desire, at such prices as the Managing Members, in good faith, deem fair and equitable. No value shall be placed for any purpose upon the Company's name or the right to its use, or upon the goodwill of the Company or its business. Upon termination or dissolution of the Company, neither the Company's name, nor the right to its use, nor the goodwill of the Company, shall be considered as an asset of the Company.

10.6 The Managing Members shall have the right at any time or times they deem advisable, both during the term of the Company and after the term thereof when the assets of the Company are being liquidated, to sell or otherwise dispose of any or all of its production rights.

10.7 With respect to any disposition of the Company's assets, no Member of the Company or any Company, corporation or other firm in which they or any of them are in any way interested, may purchase any of the assets of the Company, unless the amount paid therefore is fair and reasonable.

10.8 A Member who receives a wrongful distribution shall remain liable to the Company for the amount of the distribution until three years after the date of discovery of the wrongful distribution.

10.9 Notwithstanding anything to the contrary contained in this Paragraph, if, at any time after the Company's right to present the Play shall have terminated, the Managing Members determine in good faith that the Company's share of income from any or all of the rights in the Play theretofore disposed of and thereafter to be disposed of will amount to less than the cost to the Company of distributing such income to the Managing Members and/or Investor Non-Managing Members entitled thereto, and paying accounting fees for the preparation of necessary statements, tax returns and information returns, the Managing Members shall have the right (but not the obligation) to sell to a third party or parties (including any Managing Member and/or Investor Non-Managing Members) for such sum it determines in good faith to be fair and reasonable, the Company's right to receive its share of said income. Said sale may be made for the Company's share of all or some of subsidiary rights and other rights income, for a specified number of years, or forever, all as the Managing Members may determine in good faith. The net monies collected on such sale shall be included in Gross Receipts. Net monies shall be the gross amount collected, less expenses incurred in connection with such sale and accounting fees in preparing statements, tax returns, etc.

11. <u>TAXES.</u>

11.1 Anything herein to the contrary notwithstanding. Members must not rely on this document or any other oral or written statements concerning any tax questions involved in the investment in Limited Liability Company Interests in the Company. Investor's tax circumstances vary considerably and each Member should consult his or her tax or financial advisor for any advice as to the tax effects of this investment. Members will be furnished with financial reports which may be required, prepared and furnished in accordance with such laws and regulations as may be applicable to the financing and conduct of the business of the Company, which will include the Theatrical Syndication Finance Act and the regulations issued pursuant thereto, if applicable. If the Company is so required under Internal Revenue Service (''IRS'') provisions or regulations, it shall select a Managing Member to act as its ''tax matters partner'' in accordance with the applicable IRS provisions and regulations, who will fulfill this role by being the spokesperson for the Company in dealings with the IRS as required under the IRS Code and Regulations.

11.2 Each Member hereby agrees that the Managing Members may cause the Company to elect pursuant to the appropriate U.S.Treasury Regulations, that the following undertakings are separate activities from each other: (i) a *New York* theater production of a Play; (ii) any subsequent touring or non-touring productions

of a Play and (iii) dispositions of subsidiary rights in a Play. Such election shall be made in the sole discretion of the Managing Members and shall not be deemed in any manner to be a representation or warranty by the Managing Members or the Company of any particular tax treatment.

11.3 Each Member further agrees that he/she will not treat any Company item inconsistently on his/her individual income tax return with the treatment of the item on the Company return and that he/she will not independently act with respect to tax audits or tax litigation affecting the Company, unless previously authorized to do so in writing by the Managing Member, which authorization may be withheld in the complete discretion of the Managing Member.

11.4 Each Investor Non-Managing Members does hereby permit the Managing Members to designate from among themselves a tax matters member of the Company (as such term is defined under the Code), and each Investor Non- Managing Members does hereby agree that any action taken by the tax matters member so designated in connection with audits of the Company under the Code will be binding upon the Investor Non-Managing Members. Each Investor Non-Managing Members further agrees that he will not treat any Company item inconsistently on his/her individual income tax return with the treatment of said item on the Company return and that he will not independently act with respect to tax audits or tax litigation affecting the Company, unless previously authorized to do so in writing by the tax matters partner, which authorization may be withheld in the complete discretion of the tax matters partner.

11.5 The Managing Members shall cause the Company to elect, under Temporary Treasury Regulations, that the various undertakings of the Company, including but not limited to sit-down and touring productions of the Play in the United States and Canada after or simultaneously with the Off-Broadway production, and the right to receive the Company's share of subsidiary rights income, shall each constitute a separate undertaking.

11.6 If under any present or future regulations of the Internal Revenue Service, the Company has the right to make any election or elections, the Managing Members shall have the right to make on behalf of the Company such election or elections as it deem appropriate.

12. <u>DISTRIBUTION OF CASH FLOW.</u>

12.1 Subject to Paragraph 8 above, "Cash Flow" for each calendar year shall be distributed no less than semi-annually among the Members and Net Profit participants (as said term is defined in Paragraph 8.1) within ninety (90) days in the following order of priority:

12.1(a) First, to the Investor Non-Managing Members in proportion to their unRecouped capital contributions until same have been repaid in full.

12.1(b) Second, to the Net Profits participants (if any) with respect to their share of the Net Profits.

12.1(c) Thereafter, the remaining Cash Flow shall be distributed fifty (50%) percent to the Investor Non-Managing Members, with each receiving his/her pro rata share thereof, and fifty (50%) percent to the Managing Members.

Payments to third parties out of the Managing Members' share of Adjusted Net Profits shall, for purposes of allocating Cash Flow between the Investor Non-Managing Members and the Managing Members, be deemed to have been first distributed to the Managing Members and then paid over by the Managing Members to the persons entitled to receive such payments.

12.2 Solely for the purpose of making determinations under this Paragraph, the monthly financial report prepared by the accountant for the Company shall be used, but the foregoing shall not be deemed a waiver of the Investor Non-Managing Members' rights under Paragraph 14.

13. BANK ACCOUNT.

The Managing Members shall open and maintain in the name of the Company a special bank account or accounts at Chase Bank, designated as the "Marilyn Exposed Productions LLC Theater Account" in which shall be deposited all of the capital contribution to the Company and all of the Gross Receipts, and no other funds. Subject to anything contained herein, all monies received from this Offering and the sale of Limited Liability Company Interests shall be held in this special bank account in trust until actually employed for pre-production or production purposes or until returned or distributed to the Investor Non-Managing Members. In any event, the funds held in such account shall be used solely for the business of the Company.

14. BOOKS AND RECORDS.

14.1 At all times during the continuance of the Company, the Managing Members shall keep or cause to be kept full and faithful books of account in which shall be entered fully and accurately each transaction of the Company. All of the said books of account shall at all times be open to the inspection and examination by the Investor Non-Managing Members, or their representatives, but such examinations cannot take place more frequently than twice per year unless otherwise required by applicable law.

14.2 If applicable, the Managing Members shall have the right to apply for and may receive an exemption from the accounting requirements as set forth in Article 23.03 of the Arts and Cultural Affairs Law of the State of New York or in the applicable regulations promulgated thereunder.

15. CERTAIN RIGHTS OF THE MANAGING MEMBERS.

15.1 The Managing Members shall render in connection with the theatrical productions of any Plays such services as are customarily and usually rendered by theatrical Producers, and devote as much time thereto as they may deem necessary, and manage and have complete control over all business affairs and decisions of the Company with, respect to all productions of Plays. This is not the only project of the Producer which will engage in other businesses;

15.2 The Managing Members shall have the right to apply for an exemption from any applicable accounting requirements set forth in *Article 23 of the Arts and Cultural Affairs Law of the State of New York* or in the applicable regulations promulgated thereunder, as such law or regulations may be amended from time to time;

15.3 The Managing Members shall have the right to amend this Agreement from time to time by filing a Certificate of Amendment or a Certificate of Correction, whichever is appropriate to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to add any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provision of this Agreement;

15.4 The Managing Members shall have the right to delegate the duties set forth in this paragraph to a General Manager of a Play, and to other employees if appropriate and in accordance with the laws of the State of *New York.*

15.5 The Managing Members, and/or any person, Company, corporation or other entity in which the Managing Members are in any way interested, may:

> 15.5(a) Furnish or cause to be furnished electrical equipment, drapes and/or props at the prevailing rates therefore, with all monies received therefore to belong solely to the party furnishing such equipment for its sole benefit and account, and not for the account of the other Partners or the Company.
>
> 15.5(b) Enter into an agreement with the Company with respect to publication and sale of souvenir programs, food and beverages, and various merchandising items, which agreement shall be on terms at least as favorable as may otherwise be available for comparable items or services in the theatrical industry from unrelated parties, and all monies received therefore to belong solely to the parties furnishing said merchandising items and souvenir programs for its sole benefit and account, and not for the account of the other Partners or the Company.
>
> 15.5(c) Enter into a theater booking agreement with the Company providing for the booking of a theater, owned and/or operated by a Managing Members, and all monies received therefore shall belong solely to the party furnishing said theater for its sole benefit and account, and not for the account of the other Partners or the Company.
>
> 15.5(d) Furnish other properties and/or services for the Company as a third person in return for fair compensation, including but not limited to acting as a local presenter of the Play, for its sole benefit and account and not for the account of the other Members or the Company; provided, however, that neither the Managing Members nor any other person, Company, corporation or other entity may receive compensation for services customarily rendered by a Managing Members of a theatrical limited Company in his/her status as a Managing Members, except as otherwise provided herein.
>
> 15.5(e) Exercise any of the rights herein granted to the Managing Members even though it may have a conflict of interest as a recipient of weekly office expense charges and a producer royalty.

15.6 Furthermore, the Managing Members may, in their sole discretion, co-produce the Play with any other entity and to enter into any agreement, in connection therewith, including Company agreements, licensing of, or joint ventures; provided that no such co-production or similar arrangement shall decrease or dilute the interests of the Investor Non-Managing Members.

15.7 The Managing Members may be reimbursed from funds authorized to be used prior to the Company's receipt of the Original Capital and from the Company after its receipt of the Original Capital. If the Managing Members elects not to be reimbursed for such funds such un-reimbursed funds shall be deemed the equivalent of a cash contribution to the capital of the Company, and the Managing Members shall become an Investor Non-Managing Members to the extent of such un-reimbursed funds as set forth in Paragraph 6.

15.8 The Managing Members may, in their sole discretion, furnish or cause to be furnished union and theater bonds and guarantees instead of using Company funds for this purpose, in which case, as set forth in Paragraph 7.2(c), before any of the capital contributions are repaid or Adjusted Net Profits of the Company distributed to any of the Investor Non-Managing Members, all funds otherwise available for such purposes will be set aside and paid over to the persons so furnishing said bonds and guarantees or will be paid over to the union(s) or theater(s) in substitution for and in discharge of said bonds and guarantees. In consideration of any of such party(ies) furnishing such union and theater bonds and guarantees, the Managing Members may agree that the Company will pay such party such interest or share of Net Profits as it may deem appropriate, but if the Managing Members puts up any of such bonds or guarantees, the Managing Members will not make any charge therefore but the provisions of the preceding sentence will nevertheless apply. If any party posts the required union and theater bonds and guarantees and so elects, he can become a Investor Non-Managing Member with his/her contribution being deemed to be the amount of said bonds and guarantees.

15.9 Notwithstanding anything to the contrary contained herein, this Agreement may not be amended without the consent of all the Members who would be adversely affected by an amendment that:

(i) modifies the limited liability of a Member;

(ii) alters the interests of the Members in the allocation of profits or losses or in distributions from the Company subject to the addition of Members prior to Total Capitalization of the Company as set forth in Paragraph 2.4; or

(iii) affects the status of the Company for federal income tax purposes.

16. CONDUCT OF THE COMPANY.

16.1 The Investor Non-Managing Members may take no part in the conduct or control of the business or affairs of the Company; such participation and control of the business or affairs of the Company being vested exclusively in the Managing Members. An Investor Non-Managing Member shall not be deemed to have taken part in the participation or control of the business or affairs of the Company for any acts that the Managing Members authorizes the Investor Non-Managing Member to undertake at the Company's behest.

16.2 The Managing Members shall exercise all rights and privileges and shall have all the powers ordinarily had by Managing Members of a Limited Liability Company. In this connection, the Managing Members agrees to render and shall be the sole party rendering the services customarily and usually rendered by theatrical producers in connection with the Play, with all full power thereof. Without in any way limiting the

foregoing, and subject to the Authors approval rights as set forth by the Option Agreement, the Managing Members shall have the right to change the Play, to select and change the cast, director, designers and other personnel used in or in connection with the production as well as the sets, costumes, props and lighting thereof and fix the terms and conditions of the contract with each such party and amend any such contract, as it deem appropriate. The Managing Members shall also have the right to fix the prices of tickets; to determine where the Play shall first be presented; to determine each city in which the Play is to be presented and the opening and closing dates of each company in each city in which it is presented; to abandon the production of the Play at any time, including prior to its first public showing in North America; to select the theater or theaters at which the Play shall be presented and to fix the terms of the deal(s) therefore and to cancel and/or amend any such contract; all as it deem advisable; and to determine if an additional company or companies shall be formed by the Company to present the Play; and to fix the terms of the deal with any party to whom the Company shall assign or sublease any of its production rights; and to fix the terms and conditions of the contract with each other party with whom the Company shall make a contract; and to cancel and amend the terms of any such contract, as it may deem appropriate.

16.2 The Managing Members will devote as much non-exclusive time to the business of the Company as may be necessary; it being understood that it shall have such assistants as may be required.

16.3 It is agreed that the Managing Members shall not be responsible to the Company or to the Investor Non-Managing Members for any loss or liability resulting from:

16.3(a) Any of the Managing Members' acts or omissions, provided they acted without gross negligence and in good faith, or

16.3(b) The inability to render services as Managing Members for causes beyond their control, but in such event any monies paid to any other party for fulfilling its duties as Managing Members shall be paid out of its share as Managing Members.

16.4 Except as hereinafter set forth, the Company (but not the Investor Non-Managing Members personally) shall indemnify and hold harmless the Managing Members and if it is a corporation, its officers, directors, agents and employees, from any loss or damage incurred by it by reason of any acts performed or omitted by it for or on behalf of the Company. The aforesaid exception is that said indemnity shall not apply to the Managing Members or if it is a corporation, to its officers, directors, agents or employees, if it shall have acted in bad faith or shall have engaged in illegality, willful misconduct or gross negligence.

16.5 It is understood and agreed that each Managing Member and Investor Non-Managing Member shall have the right, during the term of this Agreement, to be engaged or interested in other enterprises, including theatrical enterprises, whether or not such other theatrical enterprises shall be in competition with the Play, and each of it also has the right to render services to other parties.

17. NO WITHDRAWAL; NO INTEREST ON CAPITAL; NO RIGHT TO COMPEL SALE.

17.1 No Investor Non-Managing Member shall have the right to withdraw any part of his/her capital contributions or receive any distributions with respect thereto.

17.2 The Company is not required to pay interest on the Original Capital or the Gross Receipts if the Managing Members elect not to deposit said funds in an interest bearing account. It is solely is at the discretion of the Managing Members to deposit capital contributions or the Gross Receipts of the Company in an interest bearing account. If the Managing Members elect to deposit capital contributions or the Gross Receipts in an interest bearing account, and subject to an Investor Non-Managing Member waiving the receipt of interest, then interest shall be paid in equal parts to the Investor Non-Managing Members on the aggregate capital contributed to the Company and/or on the Gross Receipts of the Company upon the return of capital contributions if the Offer is terminated or the Company is terminated as set forth in Paragraph 22.2 and Paragraph 10.3, or upon the distribution of cash flow as set forth in Paragraph 12(a) and Paragraph 12(c). Nothing in this Paragraph shall negate Paragraph 22.1 and obligate the Company to pay interest on capital contributions that an Investor Non-Managing Member authorized in writing the use of prior to Minimum Capitalization as set for in Paragraph 22.1

17.3 No Investing Non-Managing Member shall have the right to compel any sale or appraisal of the Company's assets or any sale of any deceased Investor Non- Managing Member's interest in the Company, notwithstanding any provision of law to the contrary.

18. <u>SUBSEQUENT PRODUCTIONS, COMPANIES.</u>

18.1 The Managing Members have the right, if they deem it advisable, to produce or co-produce with any other party an additional company or companies in the United States, its territories and possessions, Canada, the United Kingdom, Australia, and New Zealand after the original company of the Play shall have been produced by the Company and presented in New York City for twenty-eight (28) consecutive performances.

18.2 If the Play has been produced by the Company and presented in New York City for twenty-eight (28) consecutive performances, the Company has the right of First Negotiation and First Refusal with the Author to produce the Play in Europe, Japan, China, and the Republic of Korea and this Paragraph shall pertain to the Company's rights to exercise this option. If additional funds are needed therefore, it shall have the right to seek such funds from such sources on such terms as it deem advisable. The Managing Members shall also have the right to fix the terms of any co- production agreement with third parties.

18.3 The Managing Members, the Investor Non-Managing Members, or any of them, may be personally associated in any way with any person, Company, corporation or other entity which may produce or co-produce another company of the Play, and may receive compensation therefore for their sole benefit and account, and not for the account of the other Members or the Company; provided that where such entity procures from the Company the license to produce such production, it shall pay the Company the customary fees and royalties for its said license.

19. <u>NO BORROWING; CLOSING OF MEMBERS IN THE COMPANY.</u>

19.1 No Managing Members or Investor Non-Managing Members may borrow money from the Company.

19.2 After the closing of the Offering, no additional Managing Members or Investor Managing Members may be admitted, or substituted for a then-existing Member, except to the extent specifically set forth in this Agreement.

20. ADDITIONAL DOCUMENTS.

20.1 At any time, upon the request of the Managing Members, each Investor Non-Managing Members shall execute, acknowledge and swear to any certificate required by the laws of the State of New York, any amendment to or cancellation thereof required by law, and any certificate or affidavit of fictitious firm name, trade name or the like (and any amendments or cancellations thereof) required by law. Each Investor Non-Managing Members irrevocably makes, constitutes and appoints the Managing Members as his/her true and lawful attorney-in-fact in his/her name, place and stead, to make, execute, sign, acknowledge and file:

20.1(a) A Certificate of Limited Company, as required under the laws of the State of New York;

20.1(b) Any amendment to the Certificate of Limited Company of the Company required by law or to reflect an amendment to this Agreement or to extend the term of the Company beyond 50 years from the date of formation of the Company;

20.1(b) Such other instruments as may be necessary or deemed desirable by said attorney-in-fact to effectuate the dissolution and/or termination of the Company, including but not limited to the Article of Dissolution filed with New York Department of State.

20.1(c) All such other instruments, documents and certificates which may from time to time be required (i) by the laws of the United States of America, the State of New York or any other state in which the Company may determine to do business, or any political subdivision or agency thereof; (ii) to effectuate, implement and continue the valid and subsisting existence of the Company; (iii) to carry out and perfect any action pursuant to this Agreement.

20.2 Such attorney-in-fact shall not, however, have any rights, power or authority to amend or modify this Agreement when acting in such capacity, except to extend the term of the Company beyond 50 years from the date of formation of the Company. This power of attorney is coupled with an interest and shall continue in full force and effect notwithstanding the subsequent death, incapacity, bankruptcy or dissolution of any Investor Non-Managing Members. The aforesaid power of attorney shall not derogate from the power of attorney set forth in the Subscription Agreement.

21. RETURN OF CONTRIBUTIONS.

Unless agreed to in writing by all of the Members, the Investing Non- Managing Members shall have no right to demand and receive property other than cash in return for their capital contributions.

22. USE OF CONTRIBUTIONS PRIOR TO MINIMUM CAPITALIZATION.

22.1 The Managing Members may make no use prior to Minimum Capitalization of any capital contribution by an Investor Non-Managing Member unless the Investor Non-Managing Member authorizes in writing that prior to Minimum Capitalization, a portion of all of his/her capital contributions may be used for the business of the Company, including pre-production and Production Expenses, and production purposes.

22.2 Subject to the foregoing, all contributions will be returned in full if the Minimum Capitalization of the Company shall not have been raised by the date on which the Producer's production rights expire.

23. <u>REPRESENTATIONS AND WARRANTIES.</u>

23.1 Each Investor Non-Managing Members hereby acknowledges and understands that the transaction is not registered under the Securities Act of 1933 and any "Blue Sky" law or regulation, and that the Managing Members are relying on the following representations and warranties of each such Investor Non-Managing Members that:

23.1(a) The Investor Non-Managing Member is a bona fide resident of the state set forth on the signature page hereof and is legally empowered to enter into binding contracts pursuant to the laws of such state.

23.1(b) The Investor Non-Managing Member has full right, power and authority to execute and deliver this Agreement and to perform each of such Investor Non-Managing Members' obligations hereunder.

23.1(c) This Agreement has been duly executed and delivered by or on behalf of such Investor Non-Managing Member and constitutes the valid and binding obligation of such Investor Non-Managing Member enforceable in accordance with its terms.

23.1(d) The Investor Non-Managing Member is not subject to any restriction or agreement which prohibits or would be violated by the execution and delivery hereof or the consummation of the transactions contemplated herein or pursuant to which the consent of any third person, firm or corporation is required in order to give effect to the transaction contemplated herein.

23.1(e) The Investor Non-Managing Member has carefully read and understands this Agreement and the Subscription Agreement and understands that (i) the Managing Members may abandon the production at any time for any reason whatsoever; (ii) the Limited Liability Company Interests are speculative investments which involve a high degree of risk of loss, and that purchasers of such interests may well lose all or a substantial part of its investment; and (iii) there are substantial restrictions on the transferability of, and there is no public market for (and none will likely develop), the interests in the Company, and accordingly, it may not be possible for the Investor Non-Managing Members to liquidate his/her interests or for the Company to liquidate its assets in case of emergency or otherwise.

23.1(f) The Investor Non-Managing Member confirms that, in making his/her investment decision, the Investor Non-Managing Member has relied solely upon independent investigations made by the Investor Non-Managing

Member or his/her representative(s), including his/her own professional tax, legal, financial and other advisors, and understands that the tax consequences to the Investor Non-Managing Member of investment in the Company will depend in part on its individual circumstances.

23.1(g) The Investor Non-Managing Member is acquiring Limited Liability Company Interests in good faith solely for his/her own personal account, for investment purposes only, and not with a view to or for the resale, or the distribution, subdivision or fractionalization thereof.

23.1(h) The Investor Non-Managing Member acknowledges that the Managing Members have offered the Investor Non-Managing Members access to all available information concerning the Company and that any requests for such information have been fully complied with by the Managing Members.

23.1(i) The Investor Non-Managing Member will suffer no material adverse change in its financial condition if the Investor Non-Managing Member loses his/her entire investment or a portion thereof in the Company.

23.2(j) The Investor Non-Managing Member acknowledges that foregoing representations and warranties and undertakings are made by each Investor Non-Managing Member with the intent that they be relied on by the Managing Members in determining the Investor Non-Managing Member's suitability as a Investor Non-Managing Member.

24. MISCELLANEOUS.

24.1 This instrument shall be the complete and binding agreement among the parties hereto, regardless of anything to the contrary contained in the Certificate of Limited Company to be recorded. Each Investor Non-Managing Member represents, covenants and agrees that he/she has not been induced to enter into this Agreement by any warranties, guarantees, promises, statements or representations, whether express or implied, except those that are expressly and specifically set forth herein, and that the Managing Members shall not be bound or liable in any manner by express or implied warranties, guarantees, promises, statements or representations pertaining hereto, except as are expressly and specifically set forth herein.

24.2 This Agreement may not be modified or amended except an agreement in writing signed by the parties hereto.

24.3 This Agreement shall be construed under the laws of the State of New York without regard to the principles of conflict of laws. Except as otherwise set forth herein, the parties submit to the exclusive jurisdiction of the competent State or Federal courts of New York County.

24.2 Subject to the conditions and restrictions set forth in Paragraph 5, This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and its respective heirs, administrators, executors, distributees, successors and assigns.

24.3 All pronouns and any variation thereof in the Agreement shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, entity or entities may require.

24.4 In any case where the consent of a stated portion in interest of the Investor Non-Managing Member must be determined, each Investor Non-Managing Member's Limited Liability Company Interest shall be equal to the percentage that such Investor Non-Managing Member's contribution represents of the aggregate contributions of all the Investor Non-Managing Members.

24.5 If any portion of this Agreement shall be construed by a court of competent jurisdiction as unenforceable, such portion shall be severed here from, and the balance of this Agreement shall remain in full force and effect.

25. <u>OPTION AGREEMENT WITH AUTHOR.</u>

On August 1, 2023, the Company entered into an Option Agreement with the Author, a copy of which may be obtained from the Company's counsel upon request, for the rights to produce the Play. The Option Agreement adheres to the industry standard for an Off-Broadway musical play and incorporates some of the terms and provisions of the Dramatist Guild Inc.'s Approved Production Contract (the "APC") notwithstanding that Christianson, Lawrence and Thalheimer are not members of the Dramatist Guild and the Managing Members are not signatories to the APC.

The principal rights and obligations under the Option Agreement are summarized below (references in the Option Agreement to the "Producer" are deemed to mean the Company):

25.1. **Production Rights**.
Pursuant to the Option Agreement, for a fee of fifty dollars (50.00 U. S. Dollars) Recoupable against royalties, the Company has the sole and exclusive right and first option to present a professional Off-Broadway commercial production of the Play in New York City ("Off-Broadway Production") to open on or before August 1, 2025. The first option may be extended for one year to August 1, 2026 for a fee of two thousand dollars ($2,000.00 U. S. Dollars). Producer must exercise the right to extend the first option prior to its expiration date. The "Territory" under the Option Agreement is the United States, its territories and possessions and Canada. If the Company Vests, then the Company will have the option of mounting and producing subsequent productions of the Play in the "Additional Territories" of the United Kingdom, Australia, and New Zealand.

25.2. **Advances**.
For the rights granted under the first option, Producer agreed to pay to Author a non-returnable advance of one thousand dollars (1,000.00 U. S. Dollars), reflecting one percent (1%) of Total Capitalization, recoupable against royalties paid to the Author. Producer shall pay the non-returnable advance to Author upon Maximum Capitalization or on the first day of rehearsal on which Producer requires the attendance of all Company members of the Off-Broadway Production, whichever event shall occur first. If Producer wishes to extend the first option for an additional one (1) year, Producer agreed to pay Author a non-returnable fee of two thousand dollars ($ 2,000.00 U. S. Dollars) payable on or before the expiration of the first option.

25.3. **Author's Royalties**.

Author shall receive the royalty of eight percent (8%) of the Gross Weekly Box Office Receipts to be increased to ten percent (10%) upon the first occurrence of either the cumulative Worldwide Gross Weekly Box Receipts or the cumulative Worldwide Gross Revenue exceeding ten million dollars ($10,000,000.00 U. S. Dollars).

25.4. **Subsidiary Rights**.
Producer's Off-Broadway Production will vest ("Vest") upon presentation of twenty-eight (28) consecutive paid public performances of which only seven (7) preview performances shall be included in the calculation. If Producer's Off-Broadway Production Vests, Producer will be entitled to receive a percentage of the Author's net proceeds from the worldwide disposition of subsidiary rights. Producer shall receive an amount equal to the percentage of net receipts (regardless of when paid) specified herein below received by Author if the Play has been produced for the number of consecutive performances set forth below and if before the expiration of fifteen (15) years subsequent to the date of the last paid public performance of the Play in New York City, any of the following rights are disposed of worldwide:

(i) Media Rights such as film or television,
(ii) Ancillary Performances such as condensed or concert,
(iii) Amateur Performances such as school or community theatre,
(iv) Stock Performances such as seasonal or repertory,
(v) Revival Performances,
(vi) Commercial and Merchandising Uses, now known or hereafter invented:

Ten percent (10%) if the Play shall run for at least twenty-eight (28) consecutive paid performances;

Twenty percent (20%) if the Play shall run for at least fifty (50) consecutive paid performances;

Thirty (30%) if the Play shall run for at least sixty-four (64) consecutive paid performances;

Forty percent (40%) if the Play shall run for seventy-three (73) consecutive paid performances or more.

If prior to a Broadway opening, the Off-Broadway Production Vests and then Producer produces a First Class Broadway Production and becomes entitled to a different share of subsidiary rights income pursuant to the First Class Contract, Producer shall have the right to elect to receive the greater share as set forth under the Option Agreement or the share as set forth in the First Class Contract, but shall not participate in shares from both contracts. Producer shall have the right to select which of the contracts will determine the share of the subsidiary rights income that the Company is entitled to receive.

25.5. **Merchandising of Products**.
Producer has the right to create, manufacture, sell and merchandise (or have created, manufactured and sold) Commercial Use Products in the Territory and for each Additional Territory that Producer presents or licenses the rights to the Play. Producer will be obligated to pay Author, in connection with sales of Commercial Use Products at the theaters in which the Producer presents the Play, the greater of ten percent (10%) of the gross retail sales (after deduction of taxes) or fifty percent

(50%) of the Producer's net receipts (i.e., the gross amounts paid less all customary third-party costs actually incurred in the creation, manufacture and sale of the Commercial Use Products), and for sales in other locations, fifty percent (50%) of the Producer's net receipts. Proceeds from the exploitation of all merchandising rights in the Play will be included in Gross receipts of Producer's production.

25.6. **Cast Albums**

If Producer's Off-Broadway Production Vests, Producer has the right to make and sell cast albums of the Play in all audio formats. The net proceeds from the disposition of cast album rights will be divided sixty percent (60%) to Author and forty percent (40%) to Producer.

25.7. **Subsequent Second Class, Touring, and Sit Down Productions in the Territories (United States, its territories and possessions, Canada)**.

If the Off-Broadway Production Vests, Producer will acquire the rights to produce subsequent Second Class, Touring, and Sit Down Productions in the Territories. To exercise these options for Second Class, Touring and Sit Down Productions, Producer must give Author notice in writing no later that one (1) year after the close of the Off-Broadway Production accompanied by the payment of a non-returnable advance of five thousand ($5,000.00) dollars Recoupable against any royalties generated by the tour that are paid to Authors. Author shall receive the royalty of eight percent (8%) of the Gross Weekly Box Office Receipts to be increased to ten percent (10%) upon the first occurrence of either the cumulative Worldwide Gross Weekly Box Receipts or the cumulative Worldwide Gross Revenue exceeding ten million dollars ($10,000,000.00 U. S. Dollars).

25.8. **Broadway Production**.

If the Off-Broadway Production Vests, Producer shall have the exclusive option, exercisable by written notice given to Author at any time prior to the later of (i) the expiration of the Second Option Period set forth or (ii) sixty (60) days after the last performance of the Off-Broadway Production to acquire the right to present the Play as a First Class production on Broadway in New York City.

25.9. **Subsequent Productions in the Additional Territories (The United Kingdom, Australia, New Zealand)**.

If the Off-Broadway Production Vests, the Company has the right to present Second Class Stage Performances of the Play in the "Additional Territories" preceded by tryout performances, including but not limited to licensing the production to a third party upon written notice to Author.

With respect to each Additional Territory, the first paid public performance of the Play must be presented within one year after the close of the Off-Broadway Production. Author shall receive the royalty of eight percent (8%) of the Gross Weekly Box Office Receipts to be increased to ten percent (10%) upon the first occurrence of either the cumulative Worldwide Gross Weekly Box Receipts or the cumulative Worldwide Gross Revenue exceeding ten million dollars ($10,000,000.00 U. S. Dollars).

25.10. **Right of First Negotiation and First Refusal**.

If the Off-Broadway Production Vests, Producer has the right of first refusal and first negotiation with respect to the stage production rights to produce the Play in China, Europe, Japan, and The Republic of Korea. Producer must exercise this option within two (2) years after the closing of the Off-Broadway Production.

26. NO THIRD-PARTY BENEFICIARIES.

26.1 Nothing in this Agreement shall have the effect of conferring third-party beneficiary rights on any person or entity.

27. NOTICES.

27.1 Any notice to be given hereunder shall be sent by registered or certified mail, return receipt requested, or telegraph or cable addressed to the parties at their respective mailing addresses given herein, or by delivering the same personally to the parties at the home/business addresses set forth herein.

27.2 Unless otherwise notified in writing sent by registered or certified mail, the mailing and home/business address of each party hereto that are set forth below his/her signature at the bottom hereof shall serve as the addresses on record for the Investor Non-Managing Member. The mailing address of the Company is set forth in Paragraph 3.2.

27.3 A copy of any notice sent by an Investor Non-Managing Member to the Company or to the Managing Members shall also be sent to Peter Breger Esq., 1560 Broadway, Suite 1101, New York, NY 10036.

28. COUNTERPARTS.

28.1 This Agreement may be executed in counterparts, all of which taken together shall be deemed one original. Each of the Managing Members agrees that one original of this Agreement (or set of original counterparts) shall be held at the office of the Company; that the Certificate of Limited Company and any amendments thereto, filed with the New York Department of State and a duplicate original of said certificate shall be held at the office of the Company and that there shall be distributed to each Member a conformed executed copy of this Agreement.

IN WITNESS WHEREOF, the parties hereto have hereunto set its hands and seals as of the day and year first above written.

MANAGING MEMBERS

Cornell Christianson   October 7, 2023

Cornell Christianson, Managing Member Marilyn Exposed Productions LLC

John Lant   October 7, 2023

John Lant, Managing Member Marilyn Exposed Productions LLC

INVESTOR NON-MANAGING MEMBER

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Capital Contribution: $[AMOUNT]

COMPANY:

Marilyn Exposed Productions LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

INVESTOR NON-MANAGING MEMBER:

[ENTITY NAME]

Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]